Exhibit 99.1

Stevanato Group S.p.A.

"First Quarter 2025 Results Conference Call"

Tuesday, May 08, 2025, 14:30 CET

Moderators:	Franco Stevanato, Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President of Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato First Quarter 2025 Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President of Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today are Franco Stevanato, Chief Executive Officer; and Marco Dal Lago, Chief Financial Officer. A presentation to accompany today's results is available on the Investor Relations page of our website under the Financial Results tab.

As a reminder, some statements being made today are forward-looking and based on current expectations. Actual results may differ materially due to risks outlined in Item 3D, Risk Factors of our most recent annual report on Form 20-F filed with the SEC. Please review the safe harbor statement included at the beginning of today's presentation and in our press release. The company undertakes no obligation to revise or update these forward-looking statements, except as required by law.

Today's presentation may include non-GAAP financial information. Management uses these measures internally to assess performance and believe they may be helpful for investors in evaluating the quality of our financial results, identifying trends in our performance and providing meaningful period-to-period comparisons. For a reconciliation of these non-GAAP measures, please refer to the company's most recent earnings press release.

And with that, I'll hand the call over to Franco Stevanato for his opening remarks.

Franco Stevanato:

Thank you, Lisa, and thanks for joining us. Today, we review our first quarter performance, share an update on our investment projects and discuss the current environment. We started fiscal 2025 with strong momentum in the first quarter, highlighted by 9% revenue growth and a step-up in gross profit margin compared to last year. Our first quarter financial results exceeded our expectations, driven by strong operational delivery in the Biopharmaceutical and Diagnostic Solutions segment. This helped offset the anticipated softer performance in the Engineering segment as we continue to execute our business optimization plan.

This solid performance in the BDS segment was driven by the expected improvements at our Latina and Fishers facilities as our capacity expansion projects started to scale volumes and revenue, and a favorable mix of high-value solutions, including a modest recovery in EZ-fill vials.

Revenue from high-value solutions accounted for 43% of the total revenue in the first quarter of 2025 as we continue to expand capacity for high-value syringes to meet robust demand.

We also see ongoing signs of stabilization in vial demand as the effects of destocking gradually subside. As anticipated, the revenue and margin decline in the Engineering Segment were primarily related to the legacy projects in Denmark. This unfavorably impacted the portfolio mix in the first quarter.

As part of our optimization plan, we prioritized the execution of these projects and have made significant operational progress. We remain on track to complete all of them in 2025, with the majority expected to be completed midyear.

While these improvements may not be fully reflected in our financial results, they led to meaningful gains across key operational performance indicators. This reinforces our confidence that we are on the right path. For example, in the first quarter, acceptance testing rates continue to improve for both final factory acceptance and site acceptance testing. This reflects the tangible progress we are making in bringing these projects to completion and strengthening the segment's operational delivery.

Looking ahead, we see strong demand for our engineering manufacturing lines, where long-term growth is underpinned by favorable secular trends. For example, rising patient adoption of drug delivery devices is fueling demand for complex device assembly and packaging lines. We are supporting a new wave of customers as they rapidly expand their device programs, helping customers deliver therapies and treatments to patients safely and efficiently.

Let's turn to an update on our capital investment projects in Fishers and Latina. In the first quarter, we saw continued financial improvement in margins from our expansion projects as we begin to scale volumes, utilization and revenue. Both facilities were ramping up syringes to satisfy strong market demand. Our hub in Fishers brings together our drug containment solutions and device manufacturing capabilities to offer customers an integrated offering with localized production in the U.S.

I recently returned from Fishers, where activities are in the high gear. Today, we are in the early phase of scaling commercial syringe production. In parallel, we are on track with ongoing installations of additional manufacturing lines.

We have a full schedule of customer validation and audit activities booked for the second quarter as more capacity comes online. We also started construction on our device manufacturing area to support customer device programs for biologic treatments. As a reminder, we keep a selective and strategic approach to contract manufacturing, and these projects integrate our glass products, and most of the time, our engineering technology for assembly. This demonstrates the value customers see in our diversified and complementary portfolio of integrated solutions.

In Latina, we are scaling commercial production for high-value syringes and manufacturing line installations are ongoing. Customer validation activities will continue into 2026 as planned. We are also preparing for the next phase of ready-to-use cartridges production with commercial production still expected to launch at the end of 2026.

Before I hand the call over to Marco, I'd like to briefly share some thoughts on global trade and tariffs. We have a task force that's practically working to mitigate the potential exposure to tariffs through a combination of actions, including customer surcharges, supply chain, procurement, and other initiatives. Based on recent discussions with customers, alongside thorough analysis and the broader industry commentary, we expect that most of the tariff-related costs will be absorbed by customers.

As a reminder, we experienced a similar situation when gas prices spiked a few years ago. These cost increases were passed through. That said, we are continuing to leverage our global manufacturing network to support localized production. As we ramp up operations in Fishers, this will further support our customers with a robust in-market supply chain as more pharma and biotech companies increase their manufacturing footprints in the U.S. We do not expect that tariffs will affect our competitive positioning. On the contrary, we believe our ongoing investments in the U.S. will further reinforce our position in this important market.

With that, I'll turn the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I'd like to clarify that all comparisons refer to the first quarter of 2024, unless otherwise specified. Let's start on Page 9.

In the first quarter of 2025, revenue increased by 9% or 8% on a constant currency basis, to €256.6 million. This was driven by 11% growth in the BDS segment, which offset a 4% revenue decline in the Engineering segment. Revenue from high-value solutions grew 25% in the first quarter to €110.3 million and accounted for 43% of total revenue. This was driven by continued strong demand in high-value syringes, increasing capacity in Latina and Fishers, and the partial recovery in EZ-fill® vials as destocking subsides.

The strong performance in the BDS segment led to an 80 basis point increase in the consolidated gross profit margin of 27.2% in the first quarter of 2025. This was driven by the expected improvements at our Latina and Fishers facilities as we scale our multi-year investment plan, including device contract manufacturing activities in Fishers.

While the two sites remain margin dilutive, we are gaining operating leverage as we scale volumes, utilization, and revenue. Second, a higher mix of more accretive high-value solutions, including a modest improvement in EZ-fill® vials. These favorable trends were offset by the expected lower gross profit from the Engineering segment.

In the first quarter of 2025, operating profit margin increased 280 basis points to 13.5%. And on an adjusted basis, operating profit margin was 14.3%. This was driven by an increase in gross profit and continued benefits from the initiative launched last year to curtail costs, without compromising future growth.

For the first quarter of 2025, net profit totaled €26.5 million and diluted earnings per share were €0.10. On an adjusted basis, net profit was €28.1 million and adjusted diluted EPS were also €0.10. Adjusted EBITDA was €57.4 million and adjusted EBITDA margin increased 100 basis points to 22.4%.

Moving to segment results on Page 10. In the first quarter of 2025, revenue from the BDS segment increased 11% to €220.8 million on both the reported and constant currency basis, driven by strong growth in high-value syringes and, to a lesser extent, other product categories. During the quarter, we also saw continued stabilization in vial demand as the effects of destocking began to gradually ease. High value solutions grew 25% to €110.3 million, representing approximately 50% of segment revenue. Revenue from other containment delivery solutions totaled €110.5 million, which was consistent with the same period last year.

In the first quarter of 2025, gross profit margin increased 420 basis points to 31.3%. Margin expansion was driven by the improvements in Latina and Fishers as we scale operations. This includes activities related to our contract manufacturing projects in Fishers, and the higher mix of more accretive high-value solutions, including modest growth in EZ-fill vials. As a result, the operating profit margin for the BDS segment rose to 18.8%, up from 14.1% in the same period last year.

In the first quarter of 2025, revenue from the Engineering Segment decreased 4% to €35.7 million, primarily due to lower sales from pharmaceutical visual inspection and glass conversion lines. This was partially offset by growth in assembly and packaging lines as well as after-sales activities. Gross profit margins were slightly below our expectations by approximately 50 basis points and decreased to 10.7%. For the first quarter, margins were unfavorably impacted by project mix as we prioritize the completion of the legacy projects in Denmark. As a result, operating profit margin declined to 4.7%.

Please turn to the next slide for a review of the balance sheet and cash flow. We ended the quarter with cash and cash equivalents of €90.7 million and net debt of €300.2 million. We believe we have adequate liquidity to fund our strategic priorities through a combination of cash on hand, available credit lines, cash generated from operations, and the ability to access additional financing.

For the first quarter of 2025, capital expenditures totaled €69.7 million, with more than 90% tied to growth investments to advance our ongoing capacity expansion for high-value solutions in Fishers and Latina. We continue to carefully manage trade working capital to support the growth of our business.

In the first quarter, we benefited from strong collections of receivables, which drove cash generation. As expected, our inventory levels increased in the first quarter as we replenished inventories that fell in the fourth quarter, driven by strong sales. In the first quarter of 2025, net cash from operating activities increased to €99.8 million. Cash used in the purchase of property, plant, and equipment and intangible assets was €71.8 million. As a result, we generated free cash flow of €29.7 million in the first quarter of 2025.

Please turn to the next slide for an update of our assessment of tariffs and our revised guidance. As Franco noted, our task force analyzed both regional sales and our network of global suppliers. These efforts are ongoing as the situation evolves, and the team is closely monitoring any further developments.

Our current guidance assumes a 10% tariff rate for goods shipping from the E.U. to the U.S., the absorption of price increases from suppliers and no change in the U.S. policy. Based on these assumptions, we estimate a tariff-related impact of approximately €4.5 million to operating profit or approximately €0.01 of diluted earnings per share in 2025.

It is important to note that this is based on what we know today. We have implemented mitigation strategies in an effort to further reduce our exposure, and this effort will continue. Discussions with customers have been constructive and are ongoing. Aside from the expected impact from tariffs, all other elements of our guidance remain fully on track with what we shared in March. As a result, we continue to expect revenue in the range of €1.160 billion to €1.190 billion, and we now expect adjusted EBITDA between €288.5 million and €301.8 million and adjusted diluted EPS between €0.50 to €0.54.

Our updated guidance assumes the following factors: Revenue will be stronger in the second half of fiscal 2025 versus the first half. The BDS Segment is still expected to grow mid-single digit to high single digits, and the Engineering Segment is expected to be neutral to low single-digit growth, high-value solutions of 39% to 41% of total revenue. On foreign currency, we now assume a modest headwind that has been fully absorbed in the model.

Our hedging strategies have limited our exposure, and we assumed a euro-dollar average rate of 1.13 for the period from April to December. With the inclusion of tariffs, we now assume a gross profit margin improvement of approximately 100 basis points at the center point of our guidance. And lastly, the favorable impact from tariffs of

€4.5 million of operating profit or approximately €0.01 of diluted earnings per share. Thank you. I will hand the call back to Franco.

Franco Stevanato:

Thank you, Marco. In closing, we had a solid start to fiscal 2025 with strong momentum in the BDS Segment as we advance progress at our Latina and Fishers sites and increase our mix of high-value solutions. We are also encouraged by the continued stabilization in the vial market demand as destocking fades. The team remains laser-focused on executing against our key priorities and delivering our long-term objectives. Ongoing capacity expansion in high-value solutions is critical to meeting elevated end-market demand, driven primarily by the rise in biologics. We operate in growing markets and our capital investments are aligned with demand-driven needs.

We continue to see a robust pipeline of long-term opportunities supported by favorable secular tailwinds, from aging populations with increasingly complex health needs, to pharma innovation, and a shift towards self-administration of medicines. These trends align closely with our core strengths. We remain committed to meeting strong customer demand for our high-value solutions.

Longer term, we believe the ongoing shift towards these solutions will support a return to our target of low double-digit revenue growth and drive margin expansion. Our strong business fundamentals and disciplined financial strategy provide us with the flexibility to fund our growth and create long-term value for shareholders.

Operator, we are ready for questions. Thank you.

Q&A

Operator:

Thank you. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone, to remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions.

Anyone who has a question may press "*" and "1" at this time. We kindly ask you to limit to one question and one follow-up only and join the queue again for any further questions. We will pause for a moment when participants are joining the queue.

The first question is from Matt Larew, William Blair. Please go ahead.

Matt Larew:

Hi. Thank you for taking my questions. The first one would just be a follow-up on tariffs. I just want to clarify that what is incorporated in guidance is the gross impact from tariffs and that the number of mitigations you are pursuing are not included in the guidance and thus, in theory, are upside. That is kind of the first part of it.

The second part of the tariff question is, can you help us understand what percentage of U.S. demand is serviced by U.S. based manufacturing today and how much of that U.S. demand you will be able to satisfy from Fishers, perhaps both by the end of this year and then over the long term?

Marco Dal Lago:

Thanks for the question. Marco is speaking. As Franco noted, we have been working with the task force internally for a couple of months. This includes sales people, procurement people, legal, finance, and supply chain. We play different scenarios, obviously. Our guidance is embedding tariffs to our customers, also impact on supply chain and procurement, and it's including finished products, raw materials and semi-finished products. We are planning to transfer a higher price to most of the customers, the impact.

Nevertheless, we see some impact in supply chain, either in production or in procurement, in purchasing. And so this is the estimation about the €4.5 million operating profit level we mentioned in the remarks. Basically, we are playing different scenarios. We believe this is the current best estimation we can provide while we are working on further mitigation actions in order to minimize the impact.

About your question about the U.S. footprint, we want to remind we have also a factory in California, in Ontario, so the combination of Ontario and Fishers are partially offsetting the impact already. And as you know, with the ramp-up of Fishers, we estimate that we will further mitigate in the future.

Franco Stevanato:

Correct. And Fishers in 2025 is going to partially absorb this tariff impact because the focus on 2025 of Fishers is to ramp up capacity with our customers in order to execute the actual contracts that we have. But we are still in the phase that we are installing high-speed lines, particularly for syringes. In the medium term, Fishers will be a nice tool for Stevanato Group in order to compensate this tariff.

Matt Larew:

Okay, very good. And then just to follow-up on vials, it sounds like destocking in there is progressing, I think, as anticipated. You've given an outlook for mid- to high-single-digit growth in vials for the year, based on what you saw in the quarter, and I assume increasing visibility, is that still kind of the outlook for the year?

Franco Stevanato:

Correct, correct. We continue to see positive signals in the market. Practically all our customers, both the regional customers or spreading all the region, in particular the global key accounts, they are starting to increase their orders. If you compare 2024 with 2025, our order intake is growing in double digits, both for bulk vial and ready-to-fill vial.

And in fact, we are starting to activate the vial lines practically in all our plants worldwide. So from our viewpoint, this recovery is really moving in the right direction for all the 2025 in order to go to a normalization in 2026. So we are happy for this.

Marco Dal Lago:	And we are reiterating our guidance with respect to vials. So we expect mid-single-digit to high-single-digit growth in 2025 compared to 2024, with sequential improvement throughout the year.

Matt Larew:	Okay, thank you.

Franco Stevanato:	You're welcome.

Operator:	Next question is from Paul Knight, KeyBanc. Please go ahead.

Paul Knight:

Congratulations on the quarter. Ultimately, Indianapolis (Fishers) and Latina, what's the revenue potential going to be from those sites, whether it's five years from now, three years? I'm assuming it's just starting early days of revenue now, but what's the potential of those two sites?

Franco Stevanato:

Paul, Franco speaking. Today, one of the major contributors of our growth in 2025 is thanks to the Greenfield plants in Latina, and particularly also on Fishers. We always share with you that in Fishers, we have planned to invest €0.5 billion to be fully ramped-up at the end of 2028.

Our goal is to generate €0.5 billion in revenue thanks to this investment that we are doing in Fishers. We always want to remind you that our ratio is for high-value products, one euro CAPEX to correspond to one euro revenue.

Paul Knight:	And how do you feel about Latina?

Franco Stevanato:

Latina is really progressing extremely well because, like I mentioned to you, last year we already delivered in the quarter a positive gross margin. In 2025, we are continuing to increase commercial production, increasing the capacity for prefilled syringes, in particular for Nexa syringes. We are continuing to install high-speed lines.

Also, we have an intense program of validation for our international customers. And on top of this, we are starting to prepare our next phase for the large capacity for cartridges ready to fill with one big customer that will be launched at the end of 2026, beginning of 2027, in commercial production and revenue.

Paul Knight:	And Marco, what will CAPEX be in 2025? Thank you.

Marco Dal Lago:	We are not modifying our guidance. We have a net contribution from customers from €250 to €280 million CAPEX in 2025 mainly dedicated as you can imagine to the ramp-up in Latina and Fishers.

Paul Knight:	Thank you.

Marco Dal Lago:	Welcome.

Operator:	Next question is from Michael Ryskin, Bank of America. Please go ahead.

Michael Ryskin:

Thanks guys. Maybe I'll tie up with a couple previous ones. On the tariff front, your comments in terms of the hit this year, the €4.5 million operating profit, €0.01 of EPS, that's for the partial year. Any early signs of how to think about that for 2026? And you think you'll have a full year of impact, but you also have more revenue shifted to Fishers over time, right? So when should you be able to...fully offset the tariff.

Marco Dal Lago:

Yes, you fully got the point. Marco is speaking. First of all, we are assuming our guidance this year based on the current situation of tariffs with 10% current tariff from E.U. to the U.S. There are different scenarios in front of us with respect to that. Nevertheless, the #1 mitigating factor will be the ramp-up in Fishers. We are generating currently about 25% of our revenue in the U.S. But we expect with Fishers and Ontario to mitigate a lot in the future.

Michael Ryskin:

Okay, thanks. Then on the Engineering Segment, you called out that the gross profit margin was lower and the operating profit was lower this quarter because of the unfavorable mix, of the legacy projects? Can you give an update on how those legacy projects are moving through? Are you almost done with that? I guess just asking what should we expect gross profit margin for engineering in the second quarter, in the second half, when will it sort of bounce back to more historical levels in Engineering? Thanks.

Franco Stevanato:

I can start from business point of view and the execution point of view. So today, the organization is fully focused to execute and deliver this complex program for our big customers that we are producing and delivering from the plants in Denmark. We are on track to complete within 2025. But the majority of these complex programs, we are targeting to deliver in mid-year, this is where the organization is working hard.

In parallel, we are working on what we call this operational optimization plan, where we want to balance the production in order to mitigate the risk between Denmark and Italy. We are adding more and more capacity for assembly inspection machines from our plants in Italy in order really to make more a center of excellence, also this plan is on track. Today, the organization, like we shared in last quarter, is fully focused in order really to reinforce our leadership team, our project management, and to have two big hubs in Denmark and in Italy in order to be equivalent to serve these lines.

Marco Dal Lago:

Yes, about the sequential margin. Well, first of all, the gross profit margin in Q1 was close to our expectations because we knew we had to dedicate a big effort in workload, to accelerate the completion of the legacy projects in the market and so, basically worked on less profitable projects than the new ones. We expect this part will be sequentially improved throughout the year. And as guidance, we expect sequential improvement quarter-after-quarter with the overall 2025 still better than 2024 with respect to gross profit margin.

Franco Stevanato:

and some other color from a customer point of view, if you look ahead, we see a strong demand today from our Engineering division because the pharmaceutical industry is heavily investing in new capacity for their bio-products and we've this assembly technology in order to serve their growing demand for drug delivery systems is exactly where in the direction that we are going with our Engineering division. And once these lines are installed to our customers, it really is going to make the customer happy in order to reiterate other orders in the future.

Michael Ryskin:	Great. Thank you.

Operator:	Next question is from David Windley, Jefferies. Please go ahead.

David Windley:	Hi, hopefully, I don't create an echo here if I dialed-in wrong. But thank you for taking my questions. I wanted to ask around the vial recovery,

but kind of packaged within the HVS margin driver. So certainly you're highlighting HVS vials, EZ-fill® vials improving, we were under the impression that maybe standard vials were going to come back first or bulk, followed by EZ-fill®. So, am I hearing that EZ-fill® is recovering earlier than your expectation? Part B, of that would be, do you expect that to be sustainable over the balance of the year and beyond? So, I'll stop there and I've a follow-up?

Marco Dal Lago:

Well, I start with the numbers, David, and Marco speaking. First of all, we are happy in Q1. We got double-digit growth in order intake compared with the same period last year, both in bulk and sterile vials. In Q1, the revenue increase was modest. Nevertheless, we generated better profitability in Q1, mainly for two reasons. One is the good margin we generated in EZ-fill®. And very important also, we are starting reactivating many lines around the world. And this is helping us with the coverage of fixed expenses also in bulk (vials). So the combination of the two is making us more happy, obviously, than one year ago. But we don't see any change in the trajectory throughout the year. We confirm what we said a couple of months ago.

Franco Stevanato:

David, I can also give some angle from a customer point of view. Bulk vials is a market that has a size of many billions of containers per year with different therapeutic drugs all across the regions and several hundreds of customers. And when they're starting to recover, it's a big wave. For what is related to easy EZ-fill®vials, they are more in the range of a few hundred million with more small, medium-sized customers, in particular, customers that are launching new products on the market. So both are growing, we see positive signals. But there are two different types of leagues.

David Windley:

Okay. I can't remember if you've disclosed in the past or if you'd be willing to tell us about your GLP-1 specific exposure in the revenue base, I think for you it would be almost exclusively BDS, but how much of your recovery here is driven by specifically GLP-1 demand?

Marco Dal Lago:

So we disclosed biologics that is growing rapidly. I mean we reached 42% as a percentage of BDS revenue compared to 34% last year. And GLP-1 is part of our biologics disclosure. It's an important leg for us, GLP-1, but it's not the only driver of growth. But maybe Franco can give you more color about the market and…

Franco Stevanato:

Correct. We already shared with you that we have already signed a multi-year contract with our historical insulin customers that we already have established a very good relationship since practically 20 years ago. And this customer have engaged us a few years ago through our tech center in order to start to validate our products in their molecules. Today, the contracts and where we are building capacity through our plant in Europe, United States are for bulk cartridges, Nexa syringes double bypass also buyer, also we have a program, a big program for cartridges ready-to-fill.

On the top of this also, we signed a big program for devices and this is the reason why that in Fishers we are going also to add capacity for our drug delivery system. We will be able to serve Nexa syringes and also these devices.

From an Engineering point of view, our customers are engaging us on high-speed machines for assembling and also inspection machines. So practically all our product portfolio is involved in this new service.

David Windley:	I will leave with that. Thank you.

Franco Stevanato:	Welcome.

Operator:	Next question is from Doug Schenkel, Wolf Research. Please go ahead. Doug, we've lost the line. Next question is with Tejas Savan, Morgan Stanley. Please go ahead.

Tejas Savan:

Hey, guys. Good morning and appreciate the time here. Franco or perhaps Marco, just a point of clarification to an earlier question, to what extent are you baking in mitigation benefit in that €4.5 million impact. It sounds like there is partial credit in there for surcharges, but you hope to do more on supply chain and procurement in the back half of the year. Is that the right interpretation that there is some mitigation benefit baked into the net impact of €4.5 million?

Marco Dal Lago:

Yes, it's a good interpretation. For example, we have a global footprint. We are producing finished products for many locations around the world. So we can have some logistics optimization in order to minimize the tariff but this is just an example. The task force is really active in detecting further initiatives in order to minimize the impact of tariffs. This is the key message behind our forecast.

Tejas Savan:

Got it. That's helpful. And then my second follow-up on the longer-term question really, you know, look, I mean, acknowledging that Pharma doesn't want to cut cost as it relates to CDMO vendors, do you see an opportunity for more vendor consolidation here as they try to protect their margin and given your sort of complimentary solutions which you called out, is there an opportunity for Stevanato to gain wallet share, specifically because of what's going on with tariffs and the push for Pharma for you know, some of the U.S. reshoring efforts and so on?

Lisa Miles:	I am sorry to ask, can you clarify the first portion of your question? I am not sure we fully understood what you are getting at there?

Tejas Savan:

Yes, so the question is basically around, you know, pharmaceutical companies generally don't view their CDMO vendors as a bucket where they want to squeeze out cost because they rather work with better vendors with a long track record of delivering on time and without any quality issues, right? So my question is, just given the moving parts here with customers trying to preserve their margins as well, is there a possibility here for you to opportunistically gain share from some of the smaller vendors that perhaps your pharma customers are working with today because of the noise around tariffs and U.S. reshoring?

Franco Stevanato:

Practically, in fact, if I fully understand that your question today, tariffs are going to give Stevanato a small pain in 2025 that we already captured through this €4.5 million of market share. It's also true the fact that we have already proactively decided to invest in 2021 with this big campus in the United States that will be able to serve the U.S. market for syringes for Nexa syringes for Alba, for bypass, Vials, Vial ready-to-fill today also with a big program on devices have further raised interest from our American customers that Stevanato is the right global partner in particular because of this U.S. plant. The scope of this U.S. plant in order to serve the full, U.S. biotech market, and all the international customers. So again, short pain, in the long term we see much more benefit.

Tejas Savan:	Okay. I will leave at that. Thanks, guys.

Operator:	Next question is from Mac Etoch, Stevens Inc. Please go ahead.

Mac Etoch:	Good morning. Thanks for taking my questions. Maybe, just quickly touch on the performance within the BDS segment. In the quarter, did you see any shift in customer ordering patterns or time there or behavior within the companies as they prepared for the impact of tariffs?

Franco Stevanato:

Franco speaking, the way that our customers are passing the forecast to Stevanato Group is in line with the past. Usually, our customers say, we have the long-term contracts and they move with the 12 months forecast and they have the one or two quarters confirm order usually depending on if its bulk products or EZ-fill® products where with EZ-fill®, the order intake is a little bit with the longer. So we don't see any difference from the way they are placing order. For what we see on Vials we, like I mentioned, we already started to see in Q3, Q4 last year an increase in their forecasts, their increase in the order intake but it’s only due to the destocking effect in the past. But they are in line with the past.

Mac Etoch:

Thank you. And can you breakout just about how much of an improvement you saw from each of the respective budgets for margin impacts that you saw for EZ-fill® and also in the [indiscernible] facilities and then what percentage of the year-over-year improvements relates to improvements in the Vial destocking?

Marco Dal Lago:

I can tell you that the number one improvement is related to Latina and Fishers. We mentioned many times last year that obviously with the ramp-up, we generated more cost than revenue due to validation, straining and all the ramp up activities. We are very happy about the progress in Latina and also Fishers is starting generating better results than last year, generating more revenues and gross margin. And the margin is still dilutive compared to the overall segment but we expect sequential improvement as we mentioned last March.

Mac Etoch:	Thank you for taking my questions.

Marco Dal Lago:	Yeah. And then obviously, the number two factor as underlined in the remarks is the fact that with 43% high-value solutions on total revenue, obviously the mix is favorable and better than last year.

Mac Etoch:	Appreciate the color.

Operator:	The next question is from Patrick Donnelly, Citi. Please go ahead.

Patrick Donnelly:

Hi guys. Thanks for taking the questions. Marco, maybe one for you and I know you talked about the second half being stronger than the first half. Can you help us think about just the progression throughout the year, particularly 2Q just a little context around, both revenue and margins, how we have to think about 2Q and slowing into the second half will be helpful.

Marco Dal Lago:

Yes, we still expect like two months ago sequential growth throughout the year. We expect overall 44% of revenues generated in the first half of the year and the remaining 56% in the second half, with sequential improvement throughout the year. As last time, we mentioned we also expect margin improvement throughout the year with Latina and Fishers ramping up, with Engineering improving in the second half of the year, and also on vials destocking, we expect sequential improvement quarter after quarter. So, our assumption has not changed. We had some confirmation as mentioned for vials and the ramp-up that is the second one is under our control. As a matter of fact, we are reiterating our guidance besides obviously the…

Patrick Donnelly:	Okay, that's helpful.

Marco Dal Lago:	But on tariffs that is a net impact of…

Patrick Donnelly:

Okay, that's helpful. And then Franco, maybe one for you too, in terms of facilities on the China piece, has the current situation that is tariffs, the overall tensions, has that changed the way you're thinking about expanding into China. I know you pushed the facility out a bit, but were still committed. How are you thinking about your presence in China as we move forward here?

Franco Stevanato:

Today, this month…this market from the existing plant that we have in Shanghai, and also for what is related to EZ-fill®products we produce in Europe and we ship it to China. Today, it was true that in 2025 or so, in 2026, our big focus is in ramping-up Latina and even more Fishers because if you remember, originally in 2021, there was also the program to build production for EZ-fill®products of high-value product also in China, but then our big customers have decided to put it in standby and they asked us…to Stevanato to increase our capacity from Europe and United States to serve from these two locations.

So, in order to summarize, Asia will remain strategic for Stevanato because also there is a big growth on biosimilars, but today the big focus is to execute these two huge Greenfield plants in order to execute all the contracts that we have with our customers. One example is the big program for cartridges EZ-fill®. This is a huge program which we laser-focused to execute with big success because there is a big contract behind it.

Operator:	Next question is from Doug Schenkel, Wolfe Research. Please go ahead.

Doug Schenkel:

Hey, thank you for taking my questions and sorry for the technical challenges before, so two topics, first on guidance. It seems like your updated full-year guidance reflects first quarter upside, both at the revenue line and the margin line, but you're not really changing the outlook for the balance of the year beyond that other than to reflect the tariff impacts that you've discussed. Do I have that right and if so, keeping in mind that orders remain strong, you don't feel like there was any pull forward of revenue or abnormal behavior in the midst of the current policy uncertainty. And again margins are ahead of plan. Is this just prudent conservatism as a philosophy given the current environment?

Marco Dal Lago:

Marco speaking. First of all, we are reiterating our revenue guidance. We see there two opposite effects. On one side, we see some headwinds related to the exchange rate. You know the euro went stronger compared to a couple of months ago and this is a headwind. On the other side, one of the mitigation tools we have for tariffs is increasing price or transfer some extra cost to our customer and this is basically offsetting the currency headwinds in the topline. The guidance obviously we are providing is obviously the best estimation we have today, and this is reflecting the trajectory we designed two months ago.

Franco Stevanato:

And from market point of view, the demand from our customers is robust -while spread practically in all the products. Also to be considered is that we are in the middle of the construction ramping-up this huge Greenfield plants where the margin is driven by the capacity that we have put in place. So, there are some technical timing that we are going to install these high-speed lines. We are doing the validation. We have the greenlight from the customers and then we are going to deliver it. So, it's difficult to further accelerate this ramp-up because the quality is the priority number one for our…this international customers.

Doug Schenkel:

Okay, understood. Thank you for that. And then for my second question, just the high level on free cash flow, this was a really strong quarter. I presume some of that is timing of projects, but also the benefit of the mix. Could you just comment on that a little bit more and maybe more importantly how should we think about durability from here in terms of free cash inflow improvement over the coming quarters?

Marco Dal Lago:

Sure. So, first of all, we still expect €40 to €60 million negative free cash flow for the year. We are happy about the performance in Q1 driven by strong collections from customers after the revenues we generated in Q4 last year. Nevertheless, we will see some fluctuation quarter after quarter, depending on CAPEX, but also the fact that we are, for example, paying taxes in the second half of the year. So, we are very focused on keeping under control the free cash flow, but we are reiterating our guidance of €40 to €60 million negative free cash flow in the year.

Doug Schenkel:	Okay. Thank you again.

Operator:	For any further questions, please press "*" and "1" on your telephone. Ms. Miles, gentlemen, there are no more questions registered at this time.

Franco Stevanato:

Maybe if I can just summarize the sentiment that we have in Stevanato Group, we have a solid start in 2025. We have a robust demand for all of 2025, practically in all our product categories. We see a strong momentum in the BDS Segment and we have…we see a high interest in our high-value product because the biologic demands of this product from our customer is very strong.

With our Greenfield plant, we are on track both with installation of lines and the validation with our customers. We see visible improvement from an engineering point of view. And also we are happy that finally on vials, we see a recovery. So, we are fully committed to deliver the results and also even more we are confident in our long-term trajectory of double-digit growth target of 30% of adj. EBITDA. It will move to 40% to 45% on high-value products in our products. So, thank you very much.

Lisa Miles:	Thank you, everyone, for joining us today and we look forward to speaking with you in the future.